

May 13, 2015

Oleg Firer
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, Florida 33160

> **Re:** **Net Element, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed May 8, 2015**
> **File No. 001-34887**

Dear Mr. Firer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 2, page 15

1. For clarity, please revise to disclose the number of shares of common and preferred stock that are currently authorized, as well as the number of shares that are reserved for issuance without giving effect to the amendment to the certificate of incorporation.

Proposal 3, page 16

2. We note your statements on pages 21 and 25 that the number of shares of common stock issuable upon the conversion of the preferred stock and the notes is not determinable. However, to facilitate understanding, please provide an illustrative chart reflecting a reasonable range of the number of shares issuable upon conversion of the preferred stock and notes using the current market price of your common stock or the average market price during a recent period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Serge Pavluk, Esq.
        Snell & Wilmer L.L.P.